UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  May 3, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of Handysize Vessel

On May 2, 2007, the Company took delivery of the Commander II pursuant to a Memorandum of Agreement entered into on March 12, 2007.  The Commander II is a 1983 built 31,431 DWT Handysize vessel and was purchased for $10.75 million.  The Company financed the acquisition of this vessel using proceeds from its November 2006 private placement of senior secured notes.

Pursuant to a novation agreement, the Commander II will continue to operate under its existing time charter at a rate of $18,250 per day, expiring no later than end of June 2007.  The Company has also entered into a charter for the Commander II that will commence immediately following the termination of its existing charter at a rate of $15,000 per day.  This time charter is expected to expire in July 2009.

Following the delivery of the Commander II, Britannia’s owned fleet now consists of eight drybulk carriers, five barges and four tugs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: May 3, 2007	Chief Financial Officer